

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 6, 2017

<u>Via E-Mail</u>
H. Douglas Goforth
Chief Financial Officer
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

     Re: GMS Inc.
              Form 10-K
              Filed July 12, 2016
              File No. 1-37784

Dear Mr. Goforth:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Terence O'Brien

                         Terence O'Brien
                         Accounting Branch Chief
                         Office of Manufacturing and
                         Construction